UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alleghany Corporation

(Name of Issuer)

Common stock, par value $1.00 per share

(Title of Class of Securities)

017175100

(CUSIP Number)

Gary A. Schwartz

Executive Vice President and General Counsel

Transatlantic Holdings, Inc.

80 Pine Street

New York, NY 10005

(212) 365-2200

With copies to:

Lois Herzeca, Esq.

Eduardo Gallardo, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 017175100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Transatlantic Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) supplements the information set forth in the Schedule 13D filed on November 30, 2011 (the “Schedule 13D”) and is being filed on behalf of Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following at the end of the discussion:

On February 6, 2012, the stockholders of Transatlantic approved and adopted the Merger Agreement and the stockholders of Alleghany approved the Merger by approving the issuance of shares of Issuer Common Stock to Transatlantic stockholders in connection with the Merger. On March 6, 2012, Transatlantic completed the Merger, as described in Item 4, in accordance with the Merger Agreement. Upon completion of the Merger, each of the Voting Agreements, as described in Item 4, terminated in accordance with its terms.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end of the discussion under the subheading “Merger Agreement”:

On February 6, 2012, the stockholders of Transatlantic approved and adopted the Merger Agreement and the stockholders of Alleghany approved the Merger by approving the issuance of shares of Issuer Common Stock to Transatlantic stockholders in connection with the Merger. On March 6, 2012, Transatlantic completed the Merger, and pursuant to the Merger Agreement, each outstanding share of Transatlantic common stock is being exchanged for either shares of Issuer Common Stock or cash consideration, depending upon the election of the stockholder, with a value equal to the sum of (i) 0.145 shares of Issuer Common Stock multiplied by the average of the closing sales prices on the New York Stock Exchange for the Issuer Common Stock during the five trading days ending the day before the completion of the Merger and (ii) $14.22. As a result of the Merger, Transatlantic is now a wholly-owned subsidiary of Alleghany.

Item 4 of the Schedule 13D is hereby amended to add the following at the end of the discussion under the subheading “Voting Agreement”:

On February 6, 2012, the stockholders of Transatlantic approved and adopted the Merger Agreement and the stockholders of Alleghany approved the Merger by approving the issuance of shares of Issuer Common Stock to Transatlantic stockholders in connection with the Merger. On March 6, 2012, Transatlantic completed the Merger with Shoreline Merger Sub, Inc. (formerly Shoreline Merger Sub, LLC), pursuant to the Merger Agreement. Upon completion of the Merger, each of the Voting Agreements terminated in accordance with its terms.

Item 5. Interest in Securities of the Issuer

Item 5(e) of the Schedule 13D is hereby amended and replaced in its entirety with the following:

(e) On March 6, 2012, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Issuer Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSATLANTIC HOLDINGS, INC.

By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Executive Vice President and General Counsel

Date: March 6, 2012